Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

December 6, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis, Esq.

Re:	NorthView Acquisition Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Response dated August 19, 2021
File No. 333-257156

Dear Mr. Davis:

This letter is being submitted on behalf of NorthView Acquisition Corp. (the “Company”) in response to the comment letter, dated September 21, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s prior response to the Staff’s comment letter dated July 26, 2021 related to Amendment No. 1 to Registration Statement on Form S-1 filed July 1, 2021.

The Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) has been submitted to the Commission

For the Staff’s convenience, we have repeated the Staff’s comment prior to the Company’s response in bold italics.

Securities and Exchange Commission

Amendment No. 1 to Registration Statement on Form S-1 Response dated August 19, 2021

Capitalization, page 62.

1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable common shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

●	Each redeemable common share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

●	The intention is that in all cases the redeemable common shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

●	The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the Company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable common shareholders, nor does the Company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable common shares as temporary equity.

Response: The Amended Registration Statement has been revised to classify all redeemable common shares as temporary equity

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Jack Stover, Chief Executive Officer
Ralph De Martino, Schiff Hardin LLP